Exhibit 19

First Business Financial Services

Insider Trading Policy

January 2024

Background and Purpose

Since the stock of First Business Financial Services, Inc. is traded on the Nasdaq Stock Market, there are certain important restrictions and limitations imposed under federal securities laws on all directors, officers, employees, consultants and contractors of First Business Financial Services, Inc. (“FBFS”) and its subsidiaries and affiliates (the “Company”) and members of the immediate family or household of those individuals with respect to transactions in the Company’s securities. Any violation of these restrictions may subject you and the Company to serious criminal and civil liabilities and sanctions. Such a violation would also severely damage the Company’s reputation and business relationships. Therefore, the following policy applies to all directors, officers, employees, consultants and contractors of the Company and members of their immediate family or household (“You” or “Covered Individual”) with respect to transactions in the Company’s securities.

Prohibition against Trading on Material Non-public Information

It is the policy of the Company that no Covered Individual shall engage in any transaction involving a purchase or sale of any of the Company’s securities, including any offer to purchase or offer to sell, during any period commencing with the date that they possess material non-public information (“Material Non-public Information”) concerning the Company.

Any non-public information, positive or negative, which might affect the Company’s stock price or which otherwise might be of significance to a reasonable investor in determining whether to purchase, sell or hold Company securities is considered Material Non-public Information. Material Non-public Information can include, without limitation, the Company’s results of operations, a potential acquisition of another business or property, changes or potential changes in the Company’s management, an impairment of a significant loan or lease receivable, internal financial information, an important financing transaction, a significant disruption in the Company’s operations or loss, potential loss, breach or unauthorized access of its property or assets, including its facilities and information technology infrastructure. This list is merely illustrative and not intended to describe every circumstance. If You are ever in doubt as to whether certain information is material, You should contact the Company’s Chief Financial Officer (“CFO”), Chief Executive Officer (“FBFS CEO”) or President and Chief Operating Officer (“FBFS President & COO”). These prohibitions on purchasing or selling Company securities are always in effect whenever You have Material Non-public Information. These prohibitions remain in effect until the third business day following the day the Company makes such information available to the general public.

It is also the policy of the Company that any Covered Individual who becomes aware of any Material Non-public Information in the course of their employment or service with the Company relating to any other company, including the Company’s clients, may not trade in that other company’s securities until the information becomes public. No Covered Individual who knows of any such Material Non-Public Information may communicate that information to, or tip, any other person, or otherwise disclose such information without the Company’s authorization.

Confidentiality

It is the policy of the Company that You must keep strictly confidential all Material Non-public Information that You learn regarding the Company (and all Material Non-public Information that You learn in the course of your employment or service with the Company relating to any other company).

Window Periods

The Company has determined that each individual designated by the Company as an “officer” of the Company for purposes of Section 16 under the Securities Exchange Act of 1934 (each, a “Section 16 Officer”), each of the directors of the Company or its subsidiaries (together with the Section 16 Officers, the “Section 16 Reporting Persons”), Finance and Governance Department employees and other individuals as designated from time to time (collectively “Designated Insiders”) may only trade in Company stock during four “window periods” occurring throughout the year (unless such Designated Insider is then in possession of Material Non-public Information concerning the Company, in which case they may not trade in Company securities regardless of the status of the trading window). These window periods begin on the third business day after the earlier of the day the Company makes a press release announcing its quarterly or annual financial results or the day the Company files its Form 10‐K or 10‐Q. Each window period will end one calendar week before the last day of the quarter months of March, June, September and December. Notwithstanding the foregoing, stock options may be exercised by a Designated Insider, at any point in the year, even outside of the window periods, by either (i) paying the exercise price for the stock options in cash or (ii) using a method of cashless exercise approved by the Board of Directors in which underlying shares are not sold on the open market in connection with the exercise. Such methods of cashless exercise may include tendering shares of previously owned Company securities or the Company delivering a net number of shares of securities, in each case where the shares tendered or withheld have a value sufficient to cover the exercise price and any required tax withholding associated with the exercise. Similarly, outside of the window periods, a Designated Insider may tender shares of stock to the Company to satisfy the tax withholding associated with the vesting of any previously granted restricted stock awards.

This policy’s trading restrictions do not apply to (1) purchases of Company securities under the Company’s dividend reinvestment plan (“DR Plan”) resulting from a reinvestment of dividends paid on Company securities or (2) purchases or sales of Company securities in accordance with a preexisting written plan or arrangement under Rule 10b5‐1 of the Securities Exchange Act of 1934 (the “Exchange Act”) that (i) has been reviewed and approved by any two of the FBFS CEO, CFO or FBFS President & COO at least five (5) business days prior to being entered into, revised or amended, and (ii) meets and is entered into in accordance with the requirements set forth in Rule 10b5‐1(c) under the Exchange Act (an ”Approved 10b5‐1 Plan”). The trading restrictions do apply, however, to voluntary purchases of Company securities resulting from additional contributions under the DR Plan, sale of Company securities purchased pursuant to the DR Plan, elections to participate in the DR Plan or change an individual’s level of participation in the DR Plan, or trades by an individual outside of such individual’s Approved 10b5‐1 Plan.

During the trading window periods described above, any two of the following individuals acting together have the authority, when they deem it necessary or advisable because of developments known to the Company and not yet disclosed to the public (i.e., based on the existence of Material Non-public Information or for other reasons, to close the trading window and prohibit all or some Designated.

Insiders from executing purchases and/or sales of Company securities: FBFS CEO, CFO, or FBFS President & COO (“Authorized Individuals”). When necessary, the Authorized Individuals will consult with outside counsel for specialized expertise in determining to close the trading window. The Authorized Individuals additionally have the authority to reopen the window for purchases and/or sales when appropriate and to name other individuals (“Designated Individuals”) as appropriate from time to time. In the absence of two of the Authorized Individuals, the trading window may be opened or closed by the Designated Individuals or on the authority of the FBFS Board of Directors or Audit Committee.

Designated Insiders will be notified by email of such a prohibition, and the trading window shall remain closed for as long as the Authorized Individuals specify. In the event the trading window is closed, affected persons may not engage in any prohibited transaction and may not disclose to others the fact that the trading window is closed. If the trading window is closed for specific Designated Insiders, they and their Related Persons may NOT execute prohibited transactions, even if the trading window is then otherwise open for others. For purposes of this policy, the term “Related Person” means, with respect to any Designated Insider, their spouse; parents; stepparents; children; stepchildren; mothers and fathers-in-law; sons and daughters-in-law; siblings; brothers and sisters-in-law; and any other person (other than a tenant or employee) sharing the same household as such Designated Insider.

Pre-Clearance

As outlined in the FBFS Section 16 Compliance Program, it is the policy of the Company that each Section 16 Reporting Person is required to pre-clear, before the proposed transaction’s trade date, all of their contemplated transactions (including non-sale transactions, such as gifts, but excluding stock option exercises not involving a related sale of Company stock) in Company securities with both the CFO and FBFS President & COO or, in the absence of either, the FBFS CEO as their designee. The Authorized Individuals additionally have the authority to name other Designated Individuals to pre-clear transactions in their absence as appropriate from time to time. The pre-clearance will expire on the earlier of (i) five (5) business days from the date given, or (ii) when notified by an Authorized Individual that the pre-clearance has been cancelled.

Hedging

Section 16 Reporting Persons are prohibited from entering into hedging transactions involving Company securities.

Pledging

No Section 16 Reporting Persons shall pledge Company shares as collateral for a loan, including through the use of a traditional margin account.

Short Sales and Options Trading

Section 16 Reporting Persons may not sell the Company’s securities short or buy or sell puts or calls on other derivative securities on the Company’s securities.

Post-Employment or Post-Affiliation Responsibilities

Every Covered Individual has an ongoing responsibility, independent of their status as a Covered Individual, to comply with federal securities laws and regulations including prohibitions on engaging, directly or indirectly, in any transaction in the securities of any public company when in possession of material information concerning the public company that has not been publicly disclosed.

Policy Compliance

If You have any doubts as to your responsibilities under this policy seek clarification and guidance from the CFO, FBFS CEO or FBFS President & COO before You act. Do not try to resolve uncertainties on your own.

Penalties for trading on or communicating Material Non-public Information can be severe, both for individuals involved in such unlawful conduct and their employers and supervisors, and may include jail terms, criminal fines, civil penalties and civil enforcement injunctions for such individuals and significant civil penalties for the Company and its management personnel. First Business Financial Services, Inc. expects the strictest compliance with these procedures by all Covered Individuals at every level. Although this policy is not intended to result in the imposition of additional legal liabilities that would not otherwise exist, failure to observe these procedures will be considered a matter of extreme seriousness, including grounds for dismissal with cause.